SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Holding(s)in Company
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AMVESCAP PLC
IMMEDIATE RELEASE 11 MAY 2006
CONTACT: MICHAEL S. PERMAN TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   AMVESCAP PLC

2. Name of shareholder having a major interest

   BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Japan Trust & Barclays Global Investors Australia Ltd Barclays Global Investors, N.A. Barclays Private Bank Ltd Barclays Global Investors Canada Ltd Barclays Private Bank and Trust Ltd Barclays Bank Trust Company Ltd Barclays Global Investors Japan Ltd Barclays Life Assurance Co Ltd Gerrard Ltd Barclays Capital Inc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          -

5. Number of shares/amount of stock acquired

            -

6. Percentage of issued class

            -

7. Number of shares/amount of stock disposed

          NOT STATED

8. Percentage of issued class

          NOT STATED

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          5 MAY 2006

11.       Date company informed

          10 MAY 2006

12. Total holding following this notification

          NOT STATED

13. Total percentage holding of issued class following this notification

          BELOW 3%

14.       Any additional information

             -

15. Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

          M.S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of notification

          11 MAY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  11 April, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary